================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THEREFO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 6)

                                BIOENVISION, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    09059N100
                                 (CUSIP Number)

                                ANDREW NICHOLSON
                    PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP
                         888 SEVENTH AVENUE, 30TH FLOOR
                               NEW YORK, NY 10106
                            TEL. NO.: (212) 651-6383
                     (Name, Address and Telephone Number of
                                Person Authorized
                     to Receive Notices and Communications)

                                 with a copy to

                              JOHN C. KENNEDY, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                 JULY 10, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)

                              Page 1 of 15 pages)
===============================================================================

CUSIP NO. 09059N100                                                Page 2 of 15

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Perseus-Soros BioPharmaceutical Fund, LP
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [_]
                                                                (b)   [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         75,009 (1)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                75,009 (1)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         75,009 (1)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.001%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

------------
(1)  Assumes exercise of a Warrant to purchase 75,009 shares of Common Stock.

CUSIP NO. 09059N100                                                Page 3 of 15

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Perseus-Soros Partners, LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)   [_]
                                                                (b)   [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         75,009 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                75,009 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         75,009 (1)(2)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.001%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

------------
(1)  Assumes exercise of a Warrant to purchase 75,009 shares of Common Stock.
(2)  Consists  of  75,009  shares  of  Common  Stock   beneficially   owned  by
     Perseus-Soros Partners, LLC ("Perseus-Soros Partners") solely in its capacity as sole general partner of Perseus-Soros.

CUSIP NO. 09059N100                                                Page 4 of 15

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Perseus BioTech Fund Partners, LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         75,009 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                75,009 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         75,009 (1)(2)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.001%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

------------
(1)  Assumes exercise of a Warrant to purchase 75,009 shares of Common Stock.
(2) Consists of 75,009 shares of Common Stock beneficially owned by Perseus BioTech Fund Partners, LLC ("Perseus Partners") solely in its capacity as a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

CUSIP NO. 09059N100                                                Page 5 of 15

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         SFM Participation, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)   [_]
                                                                (b)   [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         75,009 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                75,009 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         75,009 (1)(2)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.001%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

------------
(1)  Assumes exercise of a Warrant to purchase 75,009 shares of Common Stock.
(2) Consists of 75,009 shares of Common Stock beneficially owned by SFM Participation, L.P. ("SFM Participation") solely in its capacity as a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

CUSIP NO. 09059N100                                                Page 6 of 15

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         SFM AH LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)   [_]
                                                                (b)   [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         75,009 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                75,009 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         75,009 (1)(2)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.001%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

------------
(1)  Assumes exercise of a Warrant to purchase 75,009 shares of Common Stock.
(2) Consists of 75,009 shares of Common Stock beneficially owned by SFM AH LLC ("SFM AH") solely in its capacity as the general partner of SFM Participation, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

CUSIP NO. 09059N100                                                Page 7 of 15

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Perseuspur, LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)   [_]
                                                                (b)   [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         75,009 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                75,009 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         75,009 (1)(2)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.001%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

------------
(1)  Assumes exercise of a Warrant to purchase 75,009 shares of Common Stock.
(2) Consists of 75,009 shares of Common Stock beneficially owned by Perseuspur, L.L.C. ("Perseuspur") solely in its capacity as the managing member of Perseus Partners, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

CUSIP NO. 09059N100                                                Page 8 of 15

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Frank H. Pearl (in the capacity described herein)
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)   [_]
                                                                (b)   [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         75,009 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                75,009 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         75,009 (1)(2)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.001%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

------------
(1)  Assumes exercise of a Warrant to purchase 75,009 shares of Common Stock.
(2) Consists of 75,009 shares of Common Stock beneficially owned by Mr. Pearl solely in his capacity as the sole member of Perseuspur, which is the managing member of Perseus Partners, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

CUSIP NO. 09059N100                                                Page 9 of 15

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Soros Fund Management LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)   [_]
                                                                (b)   [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         75,009 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                75,009 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         75,009 (1)(2)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.001%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO; IA
-------------------------------------------------------------------------------

------------
(1)  Assumes exercise of a Warrant to purchase 75,009 shares of Common Stock.
(2) Consists of 75,009 shares of Common Stock beneficially owned by Soros Fund Management LLC ("SFM LLC") solely in its capacity as the sole managing member of SFM AH, which is the sole general partner of SFM Participation, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

CUSIP NO. 09059N100                                               Page 10 of 15

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         George Soros (in the capacity described herein)
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)   [_]
                                                                (b)   [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                0
             NUMBER OF                    -------------------------------------
              SHARES                      8     SHARED VOTING POWER
           BENEFICIALLY                         75,009 (1)(2)
             OWNED BY                     -------------------------------------
               EACH                       9     SOLE DISPOSITIVE POWER
             REPORTING                          0
              PERSON                      -------------------------------------
               WITH                       10    SHARED DISPOSITIVE POWER
                                                75,009 (1)(2)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         75,009 (1)(2)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.001%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
-------------------------------------------------------------------------------

------------
(1)  Assumes exercise of a Warrant to purchase 75,009 shares of Common Stock.
(2) Consists of 75,009 shares of Common Stock beneficially owned by Mr. Soros, Chairman of SFM LLC, which is the sole managing member of SFM AH, which is the sole general partner of SFM Participation, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

CUSIP NO. 09059N100                                               Page 11 of 15

                                  SCHEDULE 13D


Item 1.   SECURITY AND ISSUER.

                This Amendment No. 6 to Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Bioenvision, Inc., a Delaware corporation (the "Company"). This Amendment No. 6 supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission on May 20, 2002, as amended by Amendment No. 1 filed on January 8, 2003, Amendment No. 2 filed on May 17, 2004, Amendment No. 3 filed on December 17, 2004, Amendment No. 4 filed on December 21, 2004, and Amendment No. 5 filed on May 30, 2007 (collectively, the "Initial Statement"), filed by the Reporting Persons, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 345 Park Avenue, 41st Floor, New York, New York 10154. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.   IDENTITY AND BACKGROUND.

                (a)   No material change.

                (b)   No material change.

                (c)   No material change.

                (d)   No material change.

                (e)   No material change.

                (f)   No material change.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                No material change.


Item 4.   PURPOSE OF TRANSACTION.

                ITEM 4 IS HEREBY  AMENDED  BY ADDING THE  FOLLOWING  AT THE END
THEREOF:

                The Offer contemplated by the Merger Agreement expired at 12:01 a.m., New York City time, on July 10, 2007. At that time, Merger Sub accepted for payment the shares of Common Stock of the Company or securities exchangeable, exercisable or convertible into Common Stock that Perseus-Soros has tendered pursuant to the Offer (collectively, the "Tendered Securities").

CUSIP NO. 09059N100                                               Page 12 of 15

                                  SCHEDULE 13D


In accordance with the Merger Agreement, Perseus-Soros surrendered its Tendered Securities in exchange for consideration equal to $5.60 per share of Common Stock and $11.20 per share of Series A Convertible Preferred Stock, plus payment of accrued but unpaid dividends with respect to such Series A Convertible Preferred Stock.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

                Item 5 is hereby amended and restated in its entirety as follows:

                In accordance with the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as of May 3, 2007, there were 55,035,739 shares of Common Stock outstanding.

                (a) Pursuant to Rule 13d-3 of the Exchange Act, each of the Reporting Persons may be deemed the beneficial owner of 75,009 shares of Common Stock issuable upon the exercise of the May Warrants held for the account of Perseus-Soros, which constitutes 0.001% of the total number of shares of Common Stock outstanding.

                (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of the Initial Statement and as a result of the provisions of the Voting Agreement, each of the Reporting Persons may be deemed to have shared power to direct the voting and disposition of the 75,009 shares of Common Stock beneficially owned by Perseus-Soros, assuming the exercise of the May Warrants held for the account of Perseus-Soros.

                (c) On July 10, 2007, as a result of the consummation of the Offer pursuant to the Merger Agreement and Voting Agreement described in Item 4 above, Merger Sub accepted for payment (A) 3,375,004 shares of Common Stock held for the account of Perseus-Soros, and (B) 2,250,000 shares of the Company's Series A Preferred Stock held for the account of Perseus-Soros. In exchange for these Tendered Securities, Perseus-Soros received consideration from Merger Sub equal to $5.60 per share of Common Stock and $11.20 per share of Series A Convertible Preferred Stock, plus any accrued but unpaid dividends with respect to such Series A Convertible Preferred Stock.

                (d) The partners of Perseus-Soros have the right to participate in the receipt of dividends from, or proceeds from the sales of, the shares of Common Stock or other securities held for the account of Perseus-Soros in accordance with their ownership interests in Perseus-Soros.

                (e) As of July 10, 2007, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of the Common Stock of the Company.

CUSIP NO. 09059N100                                               Page 13 of 15

                                  SCHEDULE 13D


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                The information in Item 4 is incorporated herein by reference; otherwise, the information set forth in Item 6 of the Initial Statement remains unchanged.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                Exhibit 1: Joint Filing Agreement, dated December 22, 2004, among (i) Perseus-Soros BioPharmaceutical Fund, LP, (ii) Perseus-Soros Partners, LLC, (iii) Perseus BioTech Fund Partners, LLC, (iv) SFM Participation, L.P., (v) SFM AH LLC, (vi) Frank
                              H. Pearl, (vii) George Soros, (viii) Soros Fund Management L.L.C., and (ix) Perseuspur, L.L.C. (previously filed)

                Exhibit 2: Tender and Voting Agreement, dated May 29, 2007, by and among Genzyme Corporation, a Massachusetts corporation, Wichita Bio Corporation, a Delaware corporation and direct or indirect wholly owned subsidiary of Genzyme Corporation, and Perseus-Soros BioPharmaceutical Fund, LP (previously filed)

                Exhibit 3: Power of Attorney, dated May 9, 2007, appointing Kenneth M. Socha and Rona Kennedy as Attorney-in-Fact for Frank H. Pearl. (previously filed)

                Exhibit 4:    Power  of   Attorney,   dated   June  16,   2005,
                              appointing Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and Robert Soros as Attorney-in-Fact for George Soros. (previously filed)

CUSIP NO. 09059N100                                               Page 14 of 15

                                  SCHEDULE 13D


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2007

                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                By:     Perseus-Soros Partners, LLC
                                        General Partner

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC
                                        Managing Member

                                By:     /s/  Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel


                                PERSEUS-SOROS PARTNERS, LLC

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC
                                        Managing Member

                                By:     /s/  Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel


                                PERSEUS BIOTECH FUND PARTNERS, LLC

                                By:     Perseuspur, LLC
                                        Managing Member

                                By:     /s/ Rona Kennedy
                                        ---------------------------------------
                                        Name:   Rona Kennedy
                                        Title:  Secretary and Treasurer


                                PERSEUSPUR, LLC

                                By:     /s/ Rona Kennedy
                                        ---------------------------------------
                                        Name:   Rona Kennedy
                                        Title:  Secretary and Treasurer

CUSIP NO. 09059N100                                               Page 15 of 15

                                  SCHEDULE 13D



                                MR. FRANK H. PEARL

                                By:     /s/ Rona Kennedy
                                        ---------------------------------------
                                        Name:   Rona Kennedy
                                        Title:  Attorney-in-Fact


                                SFM PARTICIPATION, L.P.

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC
                                        Managing Member

                                By:     /s/  Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel


                                SFM AH LLC

                                By:     Soros Fund Management LLC
                                        Managing Member

                                By:     /s/  Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel


                                MR. GEORGE SOROS

                                By:     /s/  Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Attorney-in-Fact


                                SOROS FUND MANAGEMENT LLC

                                By:     /s/  Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel